Exhibit 99.1

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT is made as of September 1, 2016 (this “Amendment”), by and between Globus Medical Ireland, Ltd., a private limited company existing under the laws of Ireland (“Buyer”), and Alphatec Holdings, Inc., a Delaware corporation (“Seller”). Buyer and Seller are referred to herein as the “Parties.” Capitalized terms used in this Amendment shall have the meanings ascribed to them in the Agreement, as defined below.
Witnesseth:
Whereas, Seller and Purchaser are parties to that certain Purchase and Sale Agreement, made and entered into as of July 25, 2016 (the “Agreement”), pursuant to which Seller and certain of its Subsidiaries shall sell to Buyer its business of the design, development, marketing, promotion and sale of (i) products for the surgical treatment of spine disorders outside of the United States of America, its possessions and territories and (ii) general orthopedic products in Japan; and
Whereas, the Parties desire to amend the Agreement pursuant to Section 11.2(a) of the Agreement, as set forth in this Amendment.
Now, Therefore, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Amendments to the Agreement. The Agreement shall be amended as set forth below:

a)	Item number five in Schedule 2.2(e) to the Agreement is hereby amended and restated to read in its entirety as follows:

“5. The right to sell the following products:
a. Neocore Osteoconductive Matrix Strips (other than with respect to those countries that allow the marketing and sale of such product under a CE approval without a requirement of the filing for any additional Product Registration)
b. Alphagraft Demineralized Bone Matrix”

b)	Section 7.2(o) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(o) Subject to the Seller promptly providing such evidence, information and assistance as the Buyer may reasonably require from time to time and complying with the Buyer’s reasonable instructions for the handling of any such Claims (including but not limited to authorizing the Buyer to defend those Claims on behalf of the Seller), the Buyer will indemnify the Seller against all Claims (save to the extent that such Claims result from the act or omission of the Seller, unless the acts of omissions occurred with the agreement of the Buyer) which arise out of or in relation to:
(i) any change or proposed change to terms and conditions of employment or working conditions of an Automatic Transfer Employee made by the Buyer, whether or not the Automatic Transfer Employee consequently refuses to accept an offer of employment by the Buyer or refuses to transfer in accordance with the Employee Transfer Regulations, but excluding any Claims related to any lawful change or proposed change to any retirement benefit;

(ii) any Automatic Transfer Employee’s employment during the period from and after the Closing Date;
(iii) the termination of the employment of any of the Automatic Transfer Employees from and after the Closing Date or prior to the Closing Date on the instruction of Buyer;
(iv) any failure by the Buyer to comply with its obligations to inform and consult under the Employee Transfer Regulations; or
(v) any failure by the Seller to comply with its obligations to inform and consult under the Employee Transfer Regulations prior to or in connection with the Closing.”

c)	Section 7.7 to the Agreement is hereby amended by adding the following as the last sentence to Section 7.7:

“In addition, from and after the Closing, Seller shall, and Seller shall cause the other members of the Seller Group to, use commercially reasonable efforts to perform the actions set forth on Schedule 7.7.”

d)	Exhibit A to the Agreement is hereby amended and restated to read in its entirety as set forth on EXHIBIT A hereto.

e)	Schedule 7.7 to the Agreement is hereby attached to the Agreement in the form of EXHIBIT B hereto.

2.	No Other Modification. Except as set forth in this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

3.
Governing Law. This Amendment shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

4.
Entire Agreement. This Amendment, together with the Agreement, the Ancillary Agreements, the Schedules and the other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the Parties.

5.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall be considered one and the same instrument.

6.	Conflicts. In the event of any discrepancy between the provisions of this Amendment and any provision of the Agreement, then the provisions of this Amendment shall control.

[Signature pages to follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf by its representative thereunto duly authorized, as of the day and year first above written.

SELLER:

ALPHATEC HOLDINGS, INC.
By: /s/ Ebun S. Garner, Esq. Name: Ebun S. Garner, Esq. Title: General Counsel and SVP